EXHIBIT 99.16



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Ruby Mining Company
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Ruby Mining Company and subsidiaries (A Development Stage Enterprise) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the inception period from January 1, 1998 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The period from inception to December 31, 1997 was audited by other auditors who expressed an unqualified opinion on that presentation period.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruby Mining Company and subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, and for the inception period from January 1, 1998 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will require substantial additional funds to sustain research and development and commence and continue operating activities until such time as the Company can generate positive cash flows from operations. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans to raise additional funds and begin operations are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                           /s/ Cherry, Bekaert & Holland, L.L.P.


Atlanta, Georgia
March 31, 2005

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2004 and 2003

                                     Assets
                                                                    2004              2003
                                                                ------------      ------------
Current Assets
   Cash in bank                                                 $    268,996      $    352,037
   Expense and employee receivables                                  261,488           173,976
   Other current assets                                              106,157            11,368
                                                                ------------      ------------


           TOTAL CURRENT ASSETS
                                                                     636,641           537,381

Furniture, fixtures, computer equipment and leasehold
  improvements, less accumulated depreciation of $137,010
  and $136,774, respectively                                             522               758
New World Legacy-vessel, less accumulated
  depreciation of $37,901 and $0, respectively                       760,019              --
Investment                                                           315,000              --
Other assets                                                          38,014            47,714
                                                                ------------      ------------

           TOTAL ASSETS                                         $  1,750,196      $    585,853
                                                                ============      ============

                      Liabilities and Stockholders' Deficit
LIABILITIES
Current liabilities
   Accounts payable                                             $    370,905      $    640,326
     Accrued compensation and consulting fees                        431,800           202,000
   Short-term advances                                               369,758           212,200
                                                                ------------      ------------

           TOTAL CURRENT LIABILITIES                               1,172,463         1,054,526

Nonconvertible debentures, net of unamortized discount of
  $1,051,301 and $1,442,807, respectively                          3,948,699         3,557,193
Interest payable                                                   2,948,687         2,513,441
                                                                ------------      ------------

           TOTAL LIABILITIES                                       8,069,849         7,125,160
                                                                ------------      ------------

Stockholders' Deficit
   Common stock; $.001 par value, 100,000,000 shares
      authorized; 55,340,890 and 45,966,144 shares issued
      and outstanding at December 31, 2004 and 2003,
     respectively                                                     55,341            45,966
   Additional paid-in capital                                     11,356,312         8,223,032
     Subscribed shares                                                75,250           274,975
     Receivable for exercised options                                   --            (237,175)
   Development stage deficit                                     (17,806,556)      (14,846,105)
                                                                ------------      ------------

        Total stockholders' deficit                               (6,319,653)       (6,539,307)
                                                                ------------      ------------

        Total liabilities and stockholders' deficit             $  1,750,196      $    585,853
                                                                ============      ============


The accompanying notes are an integral part of these financial statements.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
       Since inception and for the years ended December 31, 2004, and 2003


                                          INCEPTION TO
                                              2004              2004               2003
                                          ------------      ------------      ------------

Revenues                                  $    199,927      $       --        $       --
                                          ------------      ------------      ------------

Operating expenses
   Compensation and employee benefits        3,401,525           379,675           205,969
     Forgiveness of salaries                  (663,625)             --            (663,625)
   Research and development                  1,840,423           250,000           150,000
   General and administrative                3,985,626           332,523           400,830
   Depreciation and amortization               187,775            38,138            11,204
   Professional fees                         4,143,893           754,713           276,287
   Exploration expense                         434,674           434,674              --
                                          ------------      ------------      ------------
Total expenses                              13,330,291         2,189,723           380,665
                                          ------------      ------------      ------------

        Operating loss                     (13,130,364)       (2,189,723)         (380,665)

   Other income (expenses)                     748,895           127,682           114,658
   Interest expense                         (5,425,087)         (898,410)         (864,850)
                                          ------------      ------------      ------------

        Net (loss)                        $(17,806,556)     $ (2,960,451)     $ (1,130,857)
                                          ============      ============      ============

        (Loss) per basic and diluted share                  $      (0.06)     $      (0.04)
                                                            ============      ============

























The accompanying notes are an integral part of these financial statements.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            CONSOLIDATED STATEMENTS OF CASH FLOWS Since
              inception and for the years ended December 31, 2004 and 2003

                                                     INCEPTION TO
                                                         2004              2004             2003
                                                     -------------     ------------     ------------
Operating activities
   Net loss                                          $(17,806,556)     $(2,960,451)     $(1,130,857)
   Adjustments to reconcile net loss
     to net cash used in operating
     activities:
       Depreciation and amortization                      186,557           38,138           11,204
       Discount Amortization                            2,044,557          391,506          324,028
       Stock issued for professional services           1,108,960          230,000             --
       Increase in accounts payable                     1,158,221           67,438          204,812
       Increase in interest payable                     2,971,556          455,897          444,691
       Increase in expense receivable                      23,038          (40,069)         (71,711)
       Other, net                                         290,893          248,521          438,538
                                                     ------------      -----------      -----------

       NET CASH USED IN OPERATING ACTIVITIES          (10,022,774)      (1,569,020)        (656,371)
                                                     ------------      -----------      -----------

Investing activities
   Advances under expense receivable                     (148,478)          (4,443)          (4,174)
     Investment in stock                                  (20,000)         (20,000)            --
   Purchases of furniture, fixtures and computer
       Equipment                                         (597,098)        (447,921)            --
                                                     ------------      -----------      -----------

       NET CASH USED IN INVESTING ACTIVITIES             (765,576)        (472,364)          (4,174)
                                                     ------------      -----------      -----------

Financing activities
   Issuance of common stock and warrants                8,233,396        1,805,710          615,701
     Short-term advances                                  844,558          352,358          210,300
     Stock subscription                                    75,250         (199,725)         184,975
   Issuance of non-convertible debentures               1,904,142             --               --
                                                     ------------      -----------      -----------

       NET CASH PROVIDED BY FINANCING ACTIVITIES       11,057,346        1,958,343        1,010,976
                                                     ------------      -----------      -----------


NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                             268,996          (83,041)         350,431

CASH AND CASH EQUIVALENTS AT THE BEGINNING
  OF PERIOD                                                  --            352,037            1,606
                                                     ------------      -----------      -----------

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD       $    268,996      $   268,996      $   352,037
                                                     ============      ===========      ===========






The accompanying notes are an integral part of these financial statements.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT Since Inception and for the years ended December 31, 2004 and 2003


                                                     Common Stock               Paid-in        Stock Option
                                                 Shares          Amount         Capital         Receivable
                                                ----------      --------      -----------      ------------
Balance as of April 15, 1988
Stock effect of reverse Merger                   2,230,000      $  2,230      $       --        $    --
    Issuance of common stock                    27,640,048        27,640         6,907,052           --
    Subscribed stock                                  --            --                --             --
    Issuance of warrants                              --            --             149,724           --
    Stock record adjustment                        (49,879)          (50)                4           --
    Notes receivable for exercised options            --            --                --         (302,896)
       Net loss                                       --            --                --             --
     Capital adjustment                               --            --             (67,941)          --
                                               -----------      --------      ------------      ---------

Balance as of December 31, 2002                 29,820,169        29,820         6,988,839       (302,896)

    Issuance of common stock                    16,145,975        16,146         1,234,193           --
    Subscribed stock                                  --            --                --             --
    Notes receivable for exercised options            --            --                --           65,721
   Net loss                                           --            --                --             --
                                               -----------      --------      ------------      ---------

Balance as of December 31, 2003                 45,966,144        45,966         8,223,032       (237,175)

    Issuance of common stock                     9,374,746         9,375         2,713,280           --
    Subscribed stock                                  --            --                --             --
    Issuance of warrants                              --            --             420,000           --
    Notes receivable for exercised option             --            --                --          237,175
       Net loss                                       --            --                --             --
                                               -----------      --------      ------------      ---------

Balance as of December 31, 2004                 55,340,890      $ 55,341      $ 11,356,312      $    --
                                               ===========      ========      ============      =========


                                                              Development          Total
                                               Subscribed        Stage          Stockholders'
                                                 Stock          Deficit           Deficit
                                               ----------     ------------      -------------
Balance as of April 15, 1988
Stock effect of reverse Merger                 $    --        $       --        $      2,230
    Issuance of common stock                        --                --           6,934,692
    Subscribed stock                              90,000              --              90,000
    Issuance of warrants                            --                --             149,724
    Stock record adjustment                         --                --                 (46)
    Notes receivable for exercised options          --                --            (302,896)
       Net loss                                     --         (13,715,248)      (13,715,248)
     Capital adjustment                             --                --             (67,941)
                                               ---------      ------------      ------------

Balance as of December 31, 2002                   90,000       (13,715,248)       (6,909,485)

    Issuance of common stock                     (90,000)             --           1,160,339
    Subscribed stock                             274,975              --             274,975
    Notes receivable for exercised options          --                --              65,721
   Net loss                                         --          (1,130,857)       (1,130,857)
                                               ---------      ------------      ------------

Balance as of December 31, 2003                  274,975       (14,846,105)       (6,539,307)

    Issuance of common stock                    (274,975)             --           2,447,680
    Subscribed stock                               5,250              --               5,250
    Issuance of warrants                          70,000              --             490,000
    Notes receivable for exercised option           --                --             237,175
       Net loss                                     --          (2,960,451)       (2,960,451)
                                               ---------      ------------      ------------

Balance as of December 31, 2004                $  75,250      $(17,806,556)     $ (6,319,653)
                                               =========      ============      ============

Schedule of Issuance-2004
-------------------------

       Date                   # of Shares                                     Consideration Received
-----------------------     ----------------     -----------------------------------------------------------------------------
      Various                   3,590,000        Private placement, stock issued at $.25 per share
      Various                     722,858        Private placement, stock issued at $.70 per share
      Various                   1,843,188        Non-cash, conversion of debt, equivalent to $.25 per share
 February 25, 2004                 91,111        Non-cash, conversion of debt, equivalent to $.05 per share
  March 23, 2004                  319,732        Non-cash, conversion of debt, equivalent to $.02626 per share
   April 2, 2004                  150,000        Restricted Stock, option exercise $0.09
   April 2, 2004                  150,000        Restricted Stock, option exercise $0.18
   July 16, 2004                  500,000        S-8 Stock Issued on warrant exercise $0.12
   July 18, 2004                  150,000        Restricted Stock , warrant exercise $0.10
  August 18, 2004                 150,000        Restricted Stock , warrant exercise $0.20
 September 7, 2004                500,000        Non cash, Restricted Stock issued for goods and services $0.46
 December 31, 2004                157,857        Non cash, Restricted Stock issued for goods and services $0.70
 December 22, 2004              1,050,000        Restricted Stock, Non-cash investment in Nova Marine Exploration, Inc., $.30

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          Notes to Financial Statements
                           December 31, 2004 and 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF BUSINESS

         Ruby Mining Company (the "Company"), and it's wholly owned subsidiaries, Admiralty Corporation, and Admiralty Marine Operations, Ltd., are a development stage enterprise. The Company's primary offices are located in Atlanta, Georgia. During the second quarter of 2001, the Company completed a reorganization, in which the Company acquired all of the outstanding shares of stock of Admiralty Corporation in exchange for stock of the Company. The reorganization was accounted for as a reverse-merger, with Admiralty being the accounting acquirer. The historical financial statements of the Company have been retroactively restated to present the reverse-merger as if it occurred as of the earliest period presented in the accompanying financial statements. The earnings (loss) per share presentation has also been restated to account for the reverse-merger. Admiralty is now a wholly owned subsidiary of the Company. The primary business of Admiralty is now that of the Company.

         Admiralty Corporation was incorporated in the State of Georgia in 1988. Since inception, Admiralty has undertaken to fund and conduct research to develop a remote sensing nonferrous metal detection device referred to by Admiralty as ATLIS(TM). Upon completion of research, development and testing, the Company intends to use the device to locate, identify, and quantify gold and silver bullion, coins, and artifacts located on and beneath the ocean floor. The Company believes that much of these artifacts are located in waters governed by foreign countries. Accordingly, the Company is developing relationships with these countries to permit the Company to seek historical shipwreck sites in these waters.

         During the quarter ending March 31, 2004, the Company organized Admiralty Marine Operations, Ltd., as a wholly-owned subsidiary. Admiralty Marine Operations, Ltd., through capitalization from the Company, acquired the New World Legacy, a research vessel, for cash consideration of $447,921, and for equity instruments of the Company valued at $350,000.

         The Company is a development stage enterprise and is primarily funding and conducting research to develop ATLIS(TM). As of the Company's current year end, the Company does not have sufficient funds to complete development of the ATLIS(TM) technology, fund administrative expenses and conduct initial explorations which may result in revenues. Management believes that sufficient capital to continue research, development and operating activities can be obtained through private and public placements of equity and debt securities. Management recognizes that additional capital will be needed to continue research, development and operations and is working with various financial advisors to facilitate private placements and a public offering of the Company's common stock. In addition, the Company is considering opportunities for partnering or forming alliances with other exploration companies. The success of the Company is dependent upon management's ability to implement this plan.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           December 31, 2004 and 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

         NATURE OF BUSINESS -CONTINUED

         During 2002, the Company jointly formed a limited liability company ("the LLC") with another exploration company, in which the companies would jointly pursue certain identified exploration opportunities. As part of the operating agreement of the LLC, the Company would receive an initial license fee of $1.0 million for use of the ATLIS(TM) technology by the LLC. As of December 31, 2002, the Company has received approximately $200,000 of this license fee. Management of the Company determined in 2002 that due to the uncertainty surrounding the performance of the other company under the operating agreement, the remaining receivable for the license fee is not collectible and had reduced this receivable, and the related revenue deferral, to zero. On November 10, 2003, the Company announced a nullification, cancellation, and discontinuation of International Recovery Group, LLC (IRG) (the "LLC").

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF ACCOUNTING

         The accompanying financial statements include the accounts of Ruby Mining Company, Admiralty Corporation, and Admiralty Marine Operations, Ltd., and have been prepared on the accrual basis of accounting. Under the accrual method, revenues are recognized when earned and expenses are recognized when the related goods or services are received. Significant intercompany accounts are eliminated in consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

         CASH IN BANK

         Cash in bank consists of demand deposits and cash equivalents. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           December 31, 2004 and 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         FURNITURE, FIXTURES AND COMPUTER EQUIPMENT

         Furniture, fixtures, and computer equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the lease term

         INCOME TAXES

         The Company accounts for income taxes using the asset and liability approach in accordance with Statement of Financial Accounting Standard No. 109. Under the asset and liability approach deferred tax assets and liabilities are recognized for the future tax benefit and expense which is expected to arise from differences between asset and liability amounts reported for financial statement and tax purposes. Tax assets may also be recognized for net operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

         RESEARCH AND DEVELOPMENT

         The Company's research and development expenses represent payments and amounts due to Larsen Laboratory for development of the ATLIS(TM) nonferrous metal detection device. Larsen Laboratory (a related party) is solely owned by a stockholder and former director of the Company. At December 31, 2004 and 2003, amounts payable to Larsen Laboratory for these services were $85,000 and $185,000, respectively. The company paid to Larson Laboratories $350,000 and $50,000 in 2004 and 2003, respectively, for production of the ATLIS(TM) field unit.

         The Company expenses research and development costs, including the cost of materials used in preoperating prototypes, when incurred.

         FINANCIAL INSTRUMENTS

         Financial instruments include cash in bank, accounts payable, accrued compensation and consulting fees, non-convertible debentures and interest payable. These amounts are recorded at historical cost basis, which approximates fair value. Cash balances in financial institutions periodically exceed insured amounts. These balances are held by national financial institutions and management believes any credit risk of loss related to these amounts is remote.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           December 31, 2004 and 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation utilizing the intrinsic value method. See Note 4 for additional information regarding the Company's stock based compensation. Presented below is certain financial information of the Company with comparative proforma information determined as if the Company had accounted for the stock-based compensation utilizing the fair-value method.

                                                                 2004                2003
                                                                 ----                ----
         Net Loss as reported                               $ (2,960,451)       $ (1,130,857)
         Basic and diluted loss per share
           as reported                                      $      (0.06)       $      (0.04)
         Stock-based employee compensation
           cost included in net loss as reported            $        --         $        --
         Stock based employee compensation
           cost based on fair-value method                  $        --         $        --
         Proforma net loss including stock-based
           compensation cost based on fair-value
           method                                           $ (2,960,451)       $ (1,130,857)
         Proforma basic and diluted loss per
         share including stock-based compensation cost
         based on fair-value method                         $      (0.06)       $      (0.04)

NEW ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure", which provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation. The provisions of SFAS No. 148 as adopted by the Company did not have a significant impact on the Company's financial reporting or operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Statement is effective for contracts entered into after June 30, 2003. The adoption of this Statement did not have a material effect on the Company's financial reporting or operations.

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", was issued in May 2003 and establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provision of this statement did not have a material impact on the consolidated financial statements of the Company.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           December 31, 2004 and 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

NEW ACCOUNTING PRONOUNCEMENTS-CONTINUED

FASB Interpretation No. 4, " Consolidation of Variable Interest Entities an interpretation of ARB No. 51, as amended by FASB Interpretation No. 46R" was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities. The Company does not have variable interest entities as defined by this Interpretation and therefore, the adoption of the provisions of this FASB Interpretation did not have a material impact on the consolidated financial statements of the Company.

FASB Statement No. 123(R) "Share-Based Payment", was issued in December 2004 and requires compensation costs related to share-based payment transactions be recognized in the financial statements. This pronouncement is effective as of the first interim or annual reporting period after June 15, 2005. The Company is currently evaluating the requirements of SFAS No. 123(R), but expects that the adoption of the Pronouncement will not have a material impact on the Company's consolidated financial position and consolidated results of operations.

FASB Statement No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29", was issued in December 2004 and provides additional guidance on the accounting for nonmonetary exchanges of assets. The provisions of this SFAS are effective for nonmonetary asset exchanges occurring in fiscal periods ending after June 15, 2005. The Company will adopt this SFAS effective January 1, 2006, and the adoption of the statement is not expected to have a significant effect on the Company's results of operations or financial position.


NOTE 2 - NONCONVERTIBLE DEBENTURES

In 1996, the Company issued a senior nonconvertible 6% debenture to an Austrian bank in the amount of $2,000,000 and a substantially identical junior nonconvertible 6% debenture in the amount of $500,000 to the financial organization which identified the Austrian Bank as a potential investor in the Company. In 1997, the Company issued identical senior and junior debentures. Total net proceeds from the issuance of the debentures was $1,760,000. The excess of the $5,000,000 aggregate value of the debentures over the $1,760,000 of proceeds represents a discount on the debenture and fees charged by the parties for the investment. This discount and the related fees are being amortized over the life of the debentures. At December 31, 2004 and 2003 the unamortized discount and fees were $1,051,301 and $1,442,807. The approximate effective interest rate of the debentures is 12%.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           December 31, 2004 and 2003

NOTE 2 - NONCONVERTIBLE DEBENTURES-CONTINUED

The debentures and interest are due and payable on September 30, 2006 and August 22, 2007, with $2.5 million plus accrued interest due on each date to the extent payment has not been made by the Company previously. The lender of the senior subordinated debenture is entitled to receive 1% of the Company's reported net income, payable quarterly, at such time net income is reported, for each $100,000 of principal amount of the debt which is outstanding. In addition, 50% of the outstanding principal amount is required to be repaid in the event the Company completes an initial public offering. In the event and to the extent that prepayments occur as required by the agreements, the unamortized discount will be recalculated using the interest method and a pro rata portion of the discount will be expensed at the time of the prepayment.

NOTE 3 - INVESTMENT IN NOVA RAY, INC.

In 2004, the Company entered into a Stock Purchase Agreement (the "Agreement") with another entity, Nova Ray, Inc. (Nova), under which the Company would issue 1,050,000 shares of the Company's common stock in exchange for 140,000 shares of Nova common stock. The transaction was executed in December 2004. The shares issued by the Company were restricted share. The Agreement also provides that the Company may acquire an additional 210,000 shares of common stock of Nova for additional consideration.

The 140,000 shares of Nova, non-voting common stock acquired by the Company represents an approximate 10% interest in Nova. The Company is accounting for this investment at cost, and based the initial cost valuation on the fair value of the Company stock issued in exchange for the Nova stock at the transaction date.

The Company believes that the investment relationship established by the Agreement will create a synergistic relationship amongst the parties in which they would cooperate going forward on exploration projects and would be able to jointly utilize the technologies and capabilities of both companies.

NOTE 4 - SHORT-TERM ADVANCES AND NOTES PAYABLE

At December 31, 2004 and 2003, the Company had outstanding $369,758 and $212,200, respectively, of short-term interest bearing advances and notes payable, primarily from related parties. During 2004, the Company settled or exchanged for stock all prior year notes payable, with the exception of $17,400 due to a related party who performs legal services for the Company. For the amounts outstanding at December 31, 2004, $50,000 bears an interest rate of 6.75% and matures in 2005, which was loaned to the Company by a shareholder during 2004. Additionally, during 2004 the same shareholder loaned the Company $150,000, which was outstanding as of December 31, 2004, bears interest at 6.75% and matures in 2011. An additional $128,950 of the amount outstanding at December 31, 2004, was loaned to the Company by an executive officer and bears interest at 6.75% and matures in 2011. The remaining $23,408 was advances to the Company by a shareholder to pay for fuel for the Company Ship, New World Legacy.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           DECEMBER 31, 2004 AND 2003

NOTE 5 - STOCK OPTIONS AND WARRANTS

The Company may grant stock options to the Company's officers, directors, key employees, and consultants to purchase the Company's common stock. Options are granted to purchase common stock shares at a price not less than fair market value of the stock at the date of grant as established by the Board of Directors. The Company may grant either incentive or nonqualified stock options to employees of the Company, but only nonqualified options may be granted to non-employee directors or consultants. Options expire not later than 10 years after the grant date, and have a maximum 10 year vesting term.

The Company made available 1,448,700 shares for issuance of stock options as of December 31, 2001. During 2002, the Company made available an additional 4,500,000 stock options under its 2002 Stock Option Plan. The Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements and the number of shares covered by each option. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," in October 1995. The Company has adopted SFAS No. 123 and as permitted by that Statement has elected to present pro forma fair-value stock-based compensation information as notes to the financial statements. The proforma presentation is presented in Note 1 to the financial statements.

The following table summarizes stock option activity over the past two years for options issued:

                                                                               Weighted-Average
                                                                               Exercise Price
                                                             Number of
                                                             Shares

         Options outstanding at January 1, 2003              768,200      $    1.46
                 Granted                                        -                 -
                 Exercised                                      -                 -
                 Canceled or Expired                            -                 -

         Options outstanding at December 31, 2003            768,200           1.46
                 Granted                                        -                 -
                 Exercised                                      -                 -
                 Canceled or Expired                          290,700          2.03

         Options outstanding at December 31, 2004            477,500           1.12

         Options exercisable at December 31, 2003            768,200           1.46

         Options exercisable at December 31, 2004            477,500           1.12

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           December 31, 2004 and 2003

NOTE 5 - STOCK OPTIONS AND WARRANTS-CONTINUED

For options outstanding and exercisable at December 31, 2004, the exercise prices and average remaining lives were:

Options Outstanding                                                Options Exercisable
-----------------------------------------------------------       -----------------------------

                                 Weighted-
                                 Average          Weighted-                           Weighted-
Range of          Number         Remaining        Average          Number             Average
Exercise Prices   Outstanding    Life in          Exercise         Exercisable        Exercise
Prices            at 12/31/04    Years            Price            at 12/31/04        Price

$  1.00             450,000       1.42            $   1.00             450,000        $  1.00
$  3.00              27,500        .64            $   3.00             27,500         $  3.00
                  -----------                                      --------------

                    477,500       1.37            $   1.12             477,500        $  1.12
                  ===========                                      ==============

At December 31, 2004, the Company had 14,222,580 outstanding warrants to purchase one share of common stock per warrant at prices ranging $.05 per share to $7.00 per share. The warrants were issued in connection with the Company obtaining short-term notes payable, financing, and in connection with the 2001 reorganization of the Company.

NOTE 6 - LOSS PER SHARE

The computation of basic and diluted earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented, plus, when their effect is dilutive, additional shares assuming the exercise of certain vested stock options and warrants, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Diluted per share amounts have not been presented in the accompanying statements of operations as their effect is anti-dilutive. The Company's loss from operations as presented on the Statement of Operations was used in the loss per share calculation. The weighted average number of shares outstanding for 2004 was 50,951,007 and for 2003 was 29,864,442.

NOTE 7 - INCOME TAXES

The Company has available unused operating loss carryforwards of approximately $17.8 million resulting in a deferred tax-asset of approximately $3.5 million which may be applied against future taxable income and which expires in various years from 2005 to 2019. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the amount of the recognized benefit for the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards.

                       RUBY MINING COMPANY AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    Notes to Financial Statements - continued
                           December 31, 2004 and 2003

NOTE 8 - RELATED PARTY TRANSACTIONS

At times the Company may enter into transactions with related parties. During 2004, these transactions included the issuance of 1,126,636 shares for the cancellation of $214,586 in debt and accumulated interest at prices between $0.026 to $0.25 a share, which included the issuance of 319,732 shares issued to a former Director and CTO of the company for a debt of $12,789 including interest. The Company also has a note receivable of approximately $73,000 from an executive officer of the Company. At December 31, 2004 the note had matured and was in default. In addition, the Company has an expense advance receivable of approximately $155,000 from the same former executive officer of the Company.

During the year ended December 31, 2004, the Company issued 157,857 shares of restricted unregistered common stock of the Company as retainer payment for future services to be provided for the Company, valued at approximately $110,500. Of these shares, 142,857 shares were issued to a related party for legal work, and issuances were at $0.70 per share.

NOTE 9- LEASES

In June 2002, the Company entered into an operating lease for its current office facility through July 31, 2005. In July 2003, this lease was amended to reduce the square footage rented by the Company. Future minimum lease payment obligations as of December 31, 2004 are as follows:

                        2005                  $25,222

NOTE 10 - SUBSEQUENT EVENTS

In the first quarter of 2005, the Company received $302,100 of additional capital as part of a $990,000 private placement to raise additional capital to fund operations. Additionally, 100,000 shares were issued as a result of an option exercise at $0.25 per share for a total consideration of $25,000.